Exhibit 99.1
Income Statement by activity
Unaudited

	For the year ended December 31, 2023			For the year ended December 31, 2022
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	189,544	188,642	1,030	179,592	179,095	647
Cost of revenues	151,400	150,740	788	144,327	144,048	429
Selling, general and other costs	9,541	9,237	304	8,981	8,854	127
Research and development costs	5,619	5,619	—	5,200	5,200	—
Gains/(losses) on disposal of investments	20	27	(7)	72	44	28
Restructuring costs	1,119	1,119	—	1,144	1,144	—
Share of the profit/(loss) of equity method investees	491	32	459	264	(265)	529
Operating income/(loss)(1)	22,376	21,986	390	20,276	19,628	648
Net financial expenses/(income)	(42)	(42)	—	768	770	(2)
Profit/(loss) before taxes	22,418	22,028	390	19,508	18,858	650
Tax expense/(benefit)	3,793	3,857	(64)	2,729	2,699	30
Result from intersegment investments	—	454	—	—	620	—
Net profit/(loss)	18,625	18,625	454	16,779	16,779	620

Adjusted operating income(1)(2)	24,343	23,876	467	24,017	23,263	754
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Effective from January 1, 2023, our Operating income/(loss) and Adjusted operating income includes Share of the profit/(loss) of equity method investees. The comparatives for the respective period for 2022 have been adjusted accordingly. Refer to the Stellantis N.V. Annual Report for the year ended December 31, 2023 - Non-GAAP Financial Measures
(2) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis N.V. Annual Report for the year ended December 31, 2023 - Management discussion and analysis - Company results

Statement of Financial Position by activity
Unaudited

	At December 31, 2023			At December 31, 2022
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	30,994	30,856	138	31,738	31,611	127
Other intangible assets	20,625	20,459	166	19,006	18,861	145
Property, plant and equipment	37,687	35,992	1,695	36,205	36,129	76
Equity method investments	8,070	11,252	3,419	4,834	7,244	3,182
Deferred tax assets	2,152	2,094	58	2,052	2,040	12
Inventories	21,414	21,367	47	17,360	17,303	57
Assets sold with a buy-back commitment	1,328	1,328	—	1,594	1,594	—
Trade receivables	6,426	6,498	117	4,928	5,004	70
Tax receivables	919	911	165	655	650	41
Other assets and prepaid expenses	17,982	12,447	8,900	14,272	10,673	4,884
Financial assets	10,099	8,339	1,952	5,033	4,696	304
Cash and cash equivalents	43,669	42,419	1,250	46,433	45,335	1,098
Assets held for sale	763	763	—	2,046	2,042	1,700
TOTAL ASSETS	202,128	194,725	17,907	186,156	183,182	11,696
Equity and Liabilities
Equity	82,120	82,120	6,601	72,382	72,382	7,222
Employee benefits liabilities	5,473	5,471	2	6,436	6,434	2
Provisions	21,468	21,365	103	19,771	19,641	135
Deferred tax liabilities	4,784	4,411	373	4,332	4,320	12
Debt	29,463	22,907	10,082	27,153	24,496	3,972
Trade payables	33,008	33,045	182	31,726	31,735	95
Other financial liabilities	39	11	28	18	18	—
Tax liabilities	1,806	1,900	63	1,568	1,546	29
Other liabilities	23,635	23,163	473	22,657	22,497	229
Liabilities held for sale	332	332	—	113	113	—
TOTAL EQUITY AND LIABILITIES	202,128	194,725	17,907	186,156	183,182	11,696
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Figures presented for Industrial activities and Financial services include intersegment transactions

Statement of Cash Flows by activity
Unaudited

	For the year ended December 31, 2023			For the year ended December 31, 2022
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Consolidated profit	18,625	18,625	454	16,779	16,779	620
Adjustments for non-cash items:
depreciation and amortization	7,549	7,513	36	6,797	6,772	25
(gains)/losses on disposals	(195)	(164)	7	(192)	(165)	(27)
change in deferred taxes	701	372	329	(711)	(738)	27
other non-cash items	720	538	182	391	310	81
Change in provisions	2,460	2,438	22	1,906	1,870	40
Result of equity method investments net of dividends received	(156)	(420)	(224)	(47)	(266)	(399)
Change in carrying amount of leased vehicles	(1,747)	(125)	(1,622)	(483)	(456)	(27)
Changes in working capital	(5,472)	(5,539)	67	(4,481)	(4,358)	(128)
Net cash from/(used in) operating activities	22,485	23,238	(749)	19,959	19,748	212
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies(1)	1,457	1,756	259	235	177	58
Acquisitions of consolidated subsidiaries and equity method and other investments(2)	(3,885)	(4,186)	(821)	(666)	(769)	3
Proceeds from disposals of property, plant and equipment and intangible assets	533	516	17	545	542	3
Investments in property, plant and equipment and intangible assets	(10,193)	(10,099)	(94)	(8,615)	(8,539)	(76)
Change in amounts payable on property, plant and equipment and intangible assets	1,068	1,068	—	(399)	(399)	—
Net change in receivables from financing activities	(3,834)	(248)	(3,586)	(1,413)	(61)	(1,349)
Other changes	(193)	(120)	(73)	(218)	(219)	1
Net cash from/(used in) investing activities	(15,047)	(11,313)	(4,298)	(10,531)	(9,268)	(1,360)
Distributions paid	(4,208)	(4,208)	(4)	(3,354)	(3,358)	2
Proceeds from issuance of shares	92	92	564	40	42	97
(Purchases)/sales of treasury shares	(2,434)	(2,434)	—	(923)	(923)	—
Changes in debt and other financial assets and liabilities	114	(4,545)	4,659	(6,880)	(8,057)	1,177
Change in securities	(2,754)	(2,747)	(7)	(2,069)	(2,003)	(66)
Other changes	(10)	(10)	—	19	8	10
Net cash from/(used in) financing activities	(9,200)	(13,852)	5,212	(13,167)	(14,291)	1,220
Effect of changes in exchange rates	(836)	(823)	(13)	608	595	13
(Increase)/decrease in cash and cash equivalents included in asset held for sale	(166)	(166)	—	(65)	(65)	—
Increase/(decrease) in cash and cash equivalents	(2,764)	(2,916)	152	(3,196)	(3,281)	85
Net cash and cash equivalents at beginning of period	46,433	45,335	1,098	49,629	48,616	1,013
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	43,669	42,419	1,250	46,433	45,335	1,098
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) In April 2023, Stellantis completed the sale of the 50 percent interest held in FCA Bank to CACF for net consideration of €1,581 million of which €1,566 million related to industrial activities and €15 million related to financial services. An additional consideration of €68 million was subsequently received as earn-out. The total net consideration is comprised of €1,090 million cash and a credit linked note issued by FCA Bank with fair value at inception of €906 million and a residual amount of €559 million at December 31, 2023 after partial repayment, reported for Financial services within “Acquisitions of consolidated subsidiaries and equity method and other investments”
(2)The amount in Financial services for the year ended December 31, 2023 include the residual amount of €559 million of the credit linked note mentioned above